

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2026

Brett Hale
Chief Financial Officer
Hyperfine, Inc.
351 New Whitfield Street
Guilford, Connecticut 06437

      Re: Hyperfine, Inc.
          Registration Statement on Form S-3
          Filed May 12, 2026
          File No. 333-295807

Dear Brett Hale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services

cc: Anne L. Bruno, Esq.